

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

10th May, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549.


SEC MAIL
RECEIVED
PROCESSING
MAY 1 9 2003
WASH. D.C.
188
SECTION


03050751

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. ~~82-5242~~) 82-34642

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs:

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of following documents to be furnished to the Securities and Exchange Commission (the "commission") pursuant to subparagraph (1) (iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

Date	Nature of Documents
24th December 2002	Change of Director ;
27th January 2003	Formation of Joint Venture Company ;
14th April 2003	Connected transaction announcement ;
15th April 2003	Connected transaction announcement; and
16th April 2003	2003 annual results of the Company.

dlw 5/2

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise

TT/kl/out_sec002

Hong Kong Office 34/F., West Tower, Shun Tak Centre, 200 Connaught Road C., Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, NO. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港干諾道中200號信德中心西座34樓 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852) 2105 6330.

Very truly yours,



Thomas Tsang

(enclosures)

TT/kl/out_sec002



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

Announcement

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Bai Jinrong resigned as executive director and executive vice president of the Company on December 23, 2002. The Board of directors takes this opportunity to express our appreciation for his valuable contribution to the Company. The Company also announces that Mr. Guo Yingming was appointed as executive director of the Company on even date.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, December 24, 2002

Please also refer to the published version of this announcement in the ***(South China Morning Post)***

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Connected Transaction

Formation of a Joint Venture Company

The board of directors of Beijing Enterprises Holdings Limited (the "Company") together with its subsidiaries (the "Group") are pleased to announce Beijing Yanjing Beverage Company Limited, a joint venture company, (the "JV Company") was established on 17th January, 2003 by Beijing Yanjing Brewery Company Limited, a indirect subsidiary of the Company, and Beijing Yanjing Beer Corporation, a wholly-owned subsidiary of Beijing Yan Jing Beer Group Company. The JV Company is principally engaged in the production and sale of healthy beverage products and the provision of subsequent sale services in the PRC. Beijing Yanjing Brewery Company Limited and Beijing Yanjing Beer Corporation hold 75%and 25% interests in the JV Company respectively.

The establishment of JV Company constitutes a connected transaction under 14.25(1) of the Listing Rules as Beijing Yan Jing Beer Group Company is the substantial shareholder of Beijing Yanjing Brewery Company Limited.

INTRODUCTION

The Directors are pleased to announce that the JV Company was formed by Yanjing Brewery and Yanjing Corporation.

THE INFORMATION OF JV COMPANY

Date

17th January, 2003

Parties

(i) Yanjing Brewery; and

(ii) Yanjing Corporation

Name of the JV Company

Beijing Yanjing Beverage Company Limited (北京燕京飲料有限公司), a company incorporated in the PRC.

Total investment and registered capital of JV Company

Yanjing Brewery and Yanjing Corporation hold 75% and 25% equity interests respectively in the JV Company. The total investment and the registered capital of the JV Company are US$16,000,000 (approximately HK$124,800,000) and US$10,000,000 (approximately HK$78,000,000) respectively. Yanjing Brewery and Yanjing Corporation contribute in cash 75% and 25% respectively of the total investment of the JV Company. The parties will pay the registered capital in proportion to their respective shareholding in JV Company within 3 months upon the receipt of the business licence issued by the relevant governmental authority in the PRC. The parties will share the profits generated by JV Company in the same ratio as to their shareholding in JV Company. Yanjing Brewery will pay its part of total investment in the sum of US$12,000,000.00 (approximately HK$93,600,000.00) to JV Company by its internal resources only.

Board of Directors of JV Company

The board of directors of JV Company comprises 5 directors. Yanjing Brewery is entitled to nominate 4 directors and Yanjing Corporation is entitled to nominate 1 director.

Scope of business of the JV Company

The JV Company is principally engaged in production and sale of beverage products and the provision of subsequent-sale services in the PRC.

REASONS FOR FORMATION OF THE JV COMPANY

In view of strong growth of the beverage market in the past few years in the PRC, the Directors are of the opinion that it is the appropriate time for the Company to expand its business in healthy beverage products such as tea, juices and carbonated drinks so as to enhance the Company's capability in sustainable developments in future. By establishing the JV Company with Yanjing Corporation, the Company can use Yanjing Group's brand name "Yanjing", a famous trademark in the PRC, and benefit from its networks in promoting the sale of the beverage products in the PRC.

The directors of the Company, including the independent non-executive director, consider that the Company's investment in the JV Company is on normal commercial terms, which are fair and reasonable, and in the best interest of the Company.

GENERAL

Yanjing Corporation is a wholly-owned subsidiary of Yanjing Group, which is a connected person of the Company under the Listing Rules as Yanjing Group is a 13.86% substantial shareholder of Yanjing Brewery, a 55.46% indirect subsidiary of the Company. The formation of the JV Company constitutes a connected transaction under 14.25(1) of the Listing Rules.

The Group is engaged in a diversified range of business in four major sectors: the consumer goods sector, the infrastructure sector, the tourism and retail services sector (comprising of department chain stores, hotel services as well as tourism services) and the technology sector.

DEFINITION

"Company"	Beijing Enterprises Holdings Limited 北京控股有限公司, a company incorporated on 26th February, 1997 under the laws of Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"Directors"	Directors of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"JV Company"	Beijing Yanjing Beverage Company Limited (北京燕京飲料有限公司), a company incorporated in PRC by Yanjing Brewery and Yanjing Corporation;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China, excluding the Hong Kong Special Administrative Region of the People's Republic of China, the Macau Special Administrative Region of the People's Republic of China and Taiwan for the purpose of this announcement;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"U.S."	United States of America;
"Yanjing Brewery"	Beijing Yanjing Brewery Company Limited, a joint stock company established under the laws of the PRC and a subsidiary of the Company;
"Yanjing Corporation"	Beijing Yanjing Beer Corporation, a company incorporated under the laws of the British Virgin Islands with limited liability and a wholly-owned subsidiary of Yanjing Group;
"Yanjing Group"	Beijing Yan Jing Beer Group Company (北京燕京啤酒集團公司), a company established under the laws of the PRC;
"%"	per cent;

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 27th January, 2003

Please also refer to the published version of this announcement in the ***(The Standard)***

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

The Company wishes to announce that a sharing agreement dated 7th April, 2003 entered into with Laser Investments Limited, an indirect wholly-owned subsidiary of Beijing Holdings Limited ("BHL") effective 1st April, 2003 in respect of a commercial premises and car park spaces for a term of two years for an agreed fee of HK$206,374.00 per month constitutes a connected transaction by virtue of BHL, being a substantial shareholder (approximately 62.93%) of the Company.

Parties:

(1) Laser Investments Limited, an indirect wholly-owned subsidiary of BHL; and

(2) The Company.

The Transaction:

Laser Investments Limited and the Company entered into a Sharing Agreement on 7th April, 2003 allowing the Group and Laser Investments Limited to jointly occupy and use the premises in respect of 34/F., West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong and two car parking spaces for a term of two years effective 1st April, 2003 with the right to renew the Sharing Agreement for a further term of 2 years. Upon its expiration, the parties agree that the terms of Sharing Agreement will automatically renew at a revised monthly fee to be determined on the basis of market rental provided that the new monthly fee shall not exceed 10% of the previous fee. The premises and the car parking spaces are currently owned by Laser Investments Limited. Out of a saleable area of the premises of approximately 19,655 sq.ft., the Group currently occupies and uses approximately 14,741 sq.ft., representing 75% of the saleable area of the premises, plus two parking spaces located in the Shun Tak Centre. The premises is occupied and used by the Group as its headquarters in Hong Kong.

Consideration:

For the terms of the Sharing Agreement, the monthly agreed fee payable by the Company is HK$206,374.00 including management fees, rates, air-conditioning charges, electricity and water charges. The terms of the Sharing Agreement have been arrived at on an arm's length basis and on the prevailing market rent quoted by an independent valuer, DTZ Debenham Tie Leung Limited on 31st March, 2003.

General:

The terms of the Sharing Agreement are based on normal commercial terms and were considered by the Board including the independent non-executive directors as fair and reasonable.

The Sharing Agreement constitutes a connected transaction under the Listing Rules by virtue of BHL being the substantial shareholder (approximately 62.93%) of the Company. The consideration payable by the Company is less than 3% of the audited consolidated net tangible assets of the Group, the Company is required to make annual disclosure by way of press announcement and in the annual report in accordance with the Listing Rules. The Company has applied to the Stock Exchange for a waiver from strict compliance with the requirements of disclosure by press notice as stipulated in Rule 14.25 of the Listing Rules, in connection with the Sharing Agreement on each occasion they arise the waiver is granted subject to the following conditions:

(i) details of the Sharing Agreement will be disclosed in the Company's annual report as described in Rule 14.25(1)(A) to (D) to the Listing Rules;

(ii) the Sharing Agreement shall be:

   (a) entered into by Company in the ordinary and usual course of its business and on normal commercial terms;

   (b) entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

   (c) entered into in accordance with the terms of the agreement governing such Sharing Agreement;

(iii) the annual value of an aggregate amounts of the Sharing Agreement shall not exceed HK$10,000,000 or 3% of the value of the net tangible assets as disclosed in the latest published audited accounts in any particular year of the Group.

(iv) the independent non-executive directors, shall review annually the Sharing Agreement and confirm in the Company's next annual report for the financial year concerned that these were conducted in the manner as stated in terms (ii) and (iii) hereof.

(v) the auditors of the Company shall review annually the Sharing Agreement and confirm to the Directors in writing that the Sharing Agreement has been (a) approved by the Board; (b) entered into an accordance with the terms of the agreement governing the Sharing Agreement; and (c) the aggregate amount of which shall not be exceed the stipulated amounts as mentioned in term (iii) hereof.

Definitions

In this Announcement, the following terms and expressions have the following meaning:

"BHL"	Beijing Holdings Limited;
"Board"	the board of the directors of the Company;
"Company"	Beijing Enterprises Holdings Limited;
"Group"	the Company and its subsidiaries and associated companies designated by the Company from time to time;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"sq.ft."	square feet; and
"Stock Exchange"	the Stock Exchange of Hong Kong Limited.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 10th April, 2003

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0654.

Please also refer to the published version of this announcement in The Standard.





北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

北京發展（香港）有限公司
BEIJING DEVELOPMENT (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

CONNECTED AND SHARE TRANSACTION

SUMMARY

The directors of Beijing Enterprises and Beijing Development are pleased to announce that, on 14 April, 2003, the Agreement was entered into between Beijing Enterprises and Beijing Development, pursuant to which Beijing Development has conditionally agreed to acquire, and Beijing Enterprises has conditionally agreed to sell, the entire issued share capital of 100 shares of US$1.00 each in Business Net together with all the benefits and interest of and in the Shareholder's Loan for the Consideration of HK$40,000,000, which has been determined after arm's length negotiations between Beijing Enterprises and Beijing Development with reference to an independent business valuation.

The Consideration payable will be satisfied as to (i) HK$5,000,000 in cash; and (ii) HK$35,000,000 by way of the issue and allotment of 35,000,000 Consideration Shares at an issue price of HK$1.00 per Share, representing a premium of 13.63% to the closing market price of HK$0.88 per Share quoted on the Stock Exchange on 14 April, 2003. Based on the closing market price of HK$0.88 per Share quoted on the Stock Exchange on 14 April, 2003, the value of the Consideration Shares is HK$30,800,000. The Consideration Shares represent approximately 7.63% and approximately 7.09% of the existing issued share capital of Beijing Development and the enlarged issued share capital of Beijing Development after the issue of the Consideration Shares respectively. Upon Completion, the shareholding in Beijing Development held by Beijing Enterprises will be increased from 52.44% to 55.81%.

The sole asset of Business Net is a 38% interest in the registered capital of BMAC, which is a sino-foreign equity joint venture formed by Beijing Enterprises, Beijing Public Transportation (北京市公共交通總公司), Beijing Mass Transportation (北京地鐵運營有限責任公司) and Beijing Bashi (北京巴士股份有限公司), BOE Technology (京東方科技集團股份有限公司) and Beijing Huaxun (北京華訊集團) for a term of 20 years from 23 October, 2000 to 22 October, 2020. BMAC is principally engaged in (1) the production and issuance of contactless multipurpose electronic payment cards, namely "Yikatong" (一卡通); and (2) the investment, operation and management of the "Yikatong" automated fee collection system and related facilities in Beijing. BMAC performs the functions of a clearing house for the "Yikatong" system, by collecting fees from the ultimate consumers who effect payments with "Yikatong" and allocating revenues to the service providers which utilize the "Yikatong" system.

BMAC is a company authorized by the Beijing Municipal governmental authorities to invest, construct, operate and manage the said electronic payment and settlement system for the public transportation network in Beijing, including but not limited to buses, taxis, subway and light railway. In this regard, the adoption of a multipurpose electronic card launched by BMAC helps to promote the concepts of "digital Beijing" and "hi-tech Olympic" and BMAC plans to extend such application from the public transportation network to other retail businesses. The directors of Beijing Enterprises consider that the Proposed Transaction is consistent with the business objective of Beijing Development to develop new products and services and so as to further consolidate its position as the information technology flagship of the Beijing Enterprises Group. Beijing Development believes that the Proposed Transaction represents an excellent opportunity for Beijing Development to capture the enormous business opportunities in connection with the revolutionized electronic payment system.

Pursuant to the Listing Rules, the Proposed Transaction constitutes a share transaction for Beijing Development as in satisfying the Consideration, it involves an issuance of new Shares. As Beijing Enterprises is the controlling shareholder of Beijing Development, the transactions contemplated under the Agreement also constitute connected transaction for Beijing Development. Accordingly, the Proposed Transaction is subject to, among other things, approval by the Independent Shareholders. In view of the interest of Beijing Enterprises in the Agreement, Beijing Enterprises and its associates will abstain from voting at the EGM in this regard. A circular containing, among other things, information on the Proposed Transaction, the letter from an independent financial adviser containing its advice to the Independent Board Committee in relation to the Proposed Transaction, the recommendation of the Independent Board Committee to the Independent Shareholders and a notice convening the EGM, will be despatched to the Shareholders as soon as practicable. Watterson Asia Limited has been appointed as the independent financial adviser to Beijing Development.

The Proposed Transaction also constitutes a connected transaction for Beijing Enterprises under the Listing Rules as it involves a transaction between Beijing Enterprises and its non-wholly-owned subsidiary (i.e. Beijing Development). Since the directors of Beijing Enterprises consider that the terms of the Proposed Transaction are on normal commercial terms and the total consideration for the Proposed Transaction does not exceed 3% of the book value of the net tangible assets of the Beijing Enterprises Group as disclosed in its latest published audited consolidated accounts, Beijing Enterprises will disclose further details of the Proposed Transaction in its next annual report and accounts in accordance with Rule 14.25(1) of the Listing Rules and Beijing Enterprises is not required to obtain independent shareholder's approval for the Proposed Transaction.

AGREEMENT DATED 14 APRIL, 2003

Parties

Vendor	:	Beijing Enterprises
Purchaser	:	Beijing Development

Asset to be acquired

Subject to the terms and conditions of the Agreement, Beijing Development has conditionally agreed to acquire:

1. the Sale Shares; and
2. all the benefits and interest of and in the Shareholder's Loan, free from all liens, charges, security interests, encumbrances, adverse claims, third party rights, adverse interests and equities of any kind whatsoever.

Consideration

The aggregate Consideration for the Proposed Transaction is HK$40,000,000.

In satisfaction of the Consideration, Beijing Development shall upon Completion pay HK$5,000,000 in cash to Beijing Enterprises or its nominee(s), and allot and issue to Beijing Enterprises or its nominee(s), credited as fully paid, 35,000,000 Consideration Shares. The Consideration Shares to be issued shall rank pari passu in all respects with the Shares in issue as at the Completion Date, including ranking for payment of any dividend declared after the Completion Date.

The cash consideration will be financed by Beijing Development Group's internal resources. Beijing Enterprises intends to use the cash consideration as general working capital.

The Consideration Shares will be issued pursuant to the specific mandate to be granted to the directors of Beijing Development at the EGM. The Consideration Shares represent approximately 7.63% of the existing issued share capital of Beijing Development or approximately 7.09% of the issued share capital of Beijing Development as enlarged by the Consideration Shares to be issued. Upon Completion, the shareholding in Beijing Development held by Beijing Enterprises will be increased from 52.44% to 55.81%.

The Consideration Share will be issued at HK$1.00 per share, which was determined after arm's length negotiation between the parties to the Agreement, representing a premium of approximately 13.63% over the closing price of HK$0.88 per Share as quoted on the Stock Exchange on 14 April, 2003, being the date of the Agreement, and a premium of approximately 16.82% to the average closing price of HK$0.856 per Share over the last ten trading days from 1 April, 2003 to 14 April 2003. Based on the closing market price of HK$0.88 per Share quoted on the Stock Exchange on 14 April, 2003, the value of the Consideration Shares is HK$30,800,000.

The Consideration was determined after arm's length negotiations between all parties to the Agreement and by reference to the business valuation report of BMAC issued by Vigers Hong Kong Limited, which is an independent valuer. Vigers Hong Kong Limited has been conducting business valuation and intangible asset valuation in the Greater China region since 1993 and is permitted to conduct valuation of assets in the PRC. The fair market value of a 100% equity interest in BMAC as of 31 March, 2003 stated therein is RMB112 million (approximately HK$105.66 million). The directors of Beijing Enterprises and Beijing Development consider that the terms of the Proposed Transaction are on normal commercial terms.

Conditions

The Agreement is conditional upon the following conditions being fulfilled, or (in the case of the conditions set out in paragraphs 1 to 5 below) waived by Beijing Development:

1. the warranties set out in the Agreement remaining true and accurate and not misleading in any material respect at Completion as if repeated at Completion and at all times between the date of the Agreement and Completion;

2. Beijing Development notifying Beijing Enterprises in writing that it is satisfied in reliance on the warranties set out in the Agreement and upon inspection and investigation as to:

   2.1 the respective financial, contractual, taxation positions and trading positions of Business Net and BMAC;

   2.2 the title of Business Net and BMAC to their respective assets;

3. all necessary consents being granted by third parties (including governmental or official authorities) in connection with the transactions contemplated under the Agreement and no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the Sale Shares, the assignment of the Shareholder's Loan or the operation of Business Net or BMAC after Completion having been proposed, enacted or taken by any governmental or official authority;

4. Beijing Enterprises having complied fully with certain obligations specified in the Agreement and otherwise having performed in all material respects all of the covenants and agreements required to be performed by it under the Agreement;

5. the provision of a PRC legal opinion to the satisfaction of Beijing Development regarding the due establishment and operation of BMAC, the proper transfer of the Sale Shares from Beijing Enterprises to Beijing Development, the issue of the Consideration Shares to Beijing Enterprises and the other transactions contemplated under the Agreement in accordance with all applicable laws, rules and regulations in the PRC;

6. the Listing Committee of the Stock Exchange granting or agreeing to grant listing of and permission to deal in the Consideration Shares (either unconditionally or subject to such conditions which are acceptable to Beijing Enterprises and Beijing Development in their reasonable opinion); and

7. the passing of all necessary resolutions by the shareholders of Beijing Development (other than persons who are prohibited from voting at such meeting under the Listing Rules) in the EGM, to approve the transactions contemplated under the Agreement, including the sale and purchase of the Sale Shares, the assignment of the Shareholder's Loan and the issue of the Consideration Shares to Beijing Enterprises.

Beijing Development may waive all or any of the conditions set out in paragraphs 1 to 5 above at any time by notice in writing to Beijing Enterprises.

The parties to the Agreement shall use their reasonable endeavours to procure the fulfilment of the conditions set out in paragraphs 1 to 6 above on or before 31 August 2003 (or such later date as may be agreed between Beijing Enterprises and Beijing Development).

In the event that any of the conditions shall not have been fulfilled or waived (as the case may be) on 31 August 2003 (or such later date as may be agreed between Beijing Enterprises and Beijing Development), then Beijing Development shall not be bound to proceed with the purchase of the Sale Shares or the Shareholder's Loan and the Agreement shall cease to be of any effect save in respect of claims arising out of any antecedent breach of this Agreement.

SHAREHOLDING STRUCTURE OF BUSINESS NET IMMEDIATELY PRIOR TO AND AFTER COMPLETION OF THE PROPOSED TRANSACTION

The following chart sets out the corporate structure of Business Net immediately prior to and after Completion:

Immediately prior to Completion


Beijing Enterprises
Beijing Public Transportation
Beijing Mass Transportation
BOE Technology
Beijing Huaxun
100%
100%
67.57%
IFTL
Business Net
Beijing Bashi
33%
14%
5%
5%
52.44%
38%
5%
Beijing Development
BMAC

Immediately after Completion


Beijing Enterprises
Beijing Public Transportation
Beijing Mass Transportation
BOE Technology
Beijing Huaxun
100%
IFTL
67.57%
33%
14%
5%
5%
55.81%
Beijing Bashi
Beijing Development
5%
100%
Business Net
38%
BMAC

INFORMATION ON BUSINESS NET

Business Net is a limited liability company incorporated in the BVI on 22 March, 2002 and is wholly-owned by Beijing Enterprises. Upon completion of an internal reorganization in November 2002, Beijing Enterprises transferred its interest in 38% of the registered capital together with its Shareholder's Loan in BMAC (北京市政交通一卡通有限公司) to Business Net. At present, the sole asset of Business Net is its interest in 38% of the registered capital of BMAC.

The table sets out below shows the unaudited proforma loss before and after taxation and minority interest of Business Net:

	From 22 March, 2002 (date of incorporation) to 31 December, 2002	
	RMB (approx. in million)	*HK$ (approx. in million)*
Loss before and after taxation and minority interest	2.30	2.17

The unaudited consolidated net assets value of Business Net as at 31 December, 2002 was approximately RMB15.30 million (approximately HK$14.43 million), after adjusting the Shareholder's Loan.

INFORMATION ON BMAC

BMAC is a sino-foreign equity joint venture with a fully paid-up registered capital of RMB50 million (approximately HK$47.17 million) formed by Beijing Enterprises, Beijing Public Transportation (北京市公共交通總公司), Beijing Mass Transportation (北京地鐵運營有限責任公司) and Beijing Bashi (北京巴士股份有限公司), BOE Technology (京東方科技集團股份有限公司) and Beijing Huaxun (北京華訊集團) for a term of 20 years from 23 October, 2000 to 22 October, 2020. BMAC is principally engaged in (1) the production and issuance of contactless multipurpose electronic payment cards, namely "Yikatong" (一卡通); and (2) the investment, operation and management of the "Yikatong" automated fee collection system and related facilities in Beijing. BMAC performs the functions of a clearing house for the "Yikatong" system, by collecting fees from the ultimate consumers who effect payments with "Yikatong" and allocating revenues to the service providers which utilize the "Yikatong" system.

BMAC is a company authorized by the Beijing Municipal governmental authorities, including Beijing Municipal Transportation Bureau (北京市交通局), to invest, construct, operate and manage the said electronic payment and settlement system for the public transportation network in Beijing, including but not limited to buses, taxis, subway and light railway. In this regard, BMAC endeavors to promote the adoption of a multipurpose electronic card and the concepts of "digital Beijing" and "hi-tech Olympic" and extend such application from the public transportation network to other retail businesses. BMAC has already obtained a banking facility of RMB800 million (approximately HK$754.72million) for a period of 10 years with effect from 20 February, 2001, to meet with its future capital needs and working capital requirements. Accordingly, the directors of Beijing Development believe that Beijing Development will not be required to provide capital support to BMAC in the near future.

BMAC plans to launch the "Yikatong" with different service providers including, public transport and car park operators, retailers such as convenience stores, fast food shops, self-serviced shops, leisure facilities, schools and access control facilities.

According to BMAC's joint venture agreement, its net profit will be shared among its shareholders in accordance with their respective equity interests in BMAC, and two out of nine board members of BMAC have been and will be appointed by Beijing Enterprises and Beijing Development before and after Completion respectively. BMAC continues and will become an associated company of Beijing Enterprises and Beijing Development respectively upon Completion.

The table sets out below shows the unaudited loss before and after taxation of BMAC:

	From 23 October, 2000 (date of incorporation) to 31 December, 2001		**For the year ended 31 December, 2002**	
	RMB (approx. in million)	*HK$ (approx. in million)*	*RMB (approx. in million)*	*HK$ (approx. in million)*
Loss before and after taxation	3.72	3.51	6.00	5.66

BMAC has not generated any revenue from 23 October, 2000, being the date of incorporation, to 31 December, 2002 and loss recorded during the period represented the set up cost incurred. The unaudited net assets value of BMAC as at 31 December, 2002 was approximately RMB40.28 million (approximately HK$38 million).

REASONS AND BENEFITS OF THE PROPOSED TRANSACTION

In recent years, the PRC is striving to develop a sophisticated network system using IC Cards through the promotion of related applications and services. During the 10th Five-Year Plan period (2001-2005), the PRC will offer preferential policies to develop the IC Card industry.

Beijing Development is principally engaged in the provision of system integration services, internet and communications related services, restaurant operation and property investment. The directors of Beijing Enterprises consider that the Proposed Transaction is consistent with the business objective of Beijing Development to develop new products and services and so as to further consolidate its position as the information technology flagship of the Beijing Enterprises Group. Moreover, the directors of Beijing Enterprises are of the view that the Proposed Transaction will enable it to continue focusing on its other core businesses. The directors of Beijing Enterprises (including the independent non-executive directors) consider that the terms of the Proposed Transaction are on normal commercial terms and are fair and reasonable and are in the interest of the shareholders of Beijing Enterprises as a whole respectively.

Gain on disposal of investments amounting to approximately HK$22 million in relation to the Proposed Transaction will be recorded in the books of Beijing Enterprises after Completion.

The directors of Beijing Development consider that "Yikatong" will have good prospects as "Yikatong" provides a convenient means of settlement with regard to daily personal consumption and public transportation usage. It is expected that Yikatong can create critical mass usage in Beijing. In addition, the other shareholders of BMAC include all the major public transportation companies in Beijing, namely, Beijing Public Transportation (北京市公共交通總公司), Beijing Mass Transportation (北京地鐵運營有限責任公司), Beijing Bashi

(北京巴士股份有限公司), BOE Technology (京東方科技集團股份有限公司) and Beijing Huaxun (北京華訊集團), and each of these other shareholders is committed to implement the state policy of developing and maintaining an automated and secured fee collection system. Taking into account of the continuous development of the economy and thus the continuous increase in the living standard in Beijing, and the continued support from the Beijing Municipal Government, even though BMAC is currently in a loss-making position, Beijing Development believes that the Proposed Transaction represents an excellent opportunity for Beijing Development to capture the enormous business opportunities in connection with the revolutionized electronic payment system.

LISTING RULES IMPLICATIONS FOR BEIJING DEVELOPMENT

Pursuant to the Listing Rules, the Proposed Transaction constitutes a share transaction for Beijing Development as in satisfying the Consideration, it involves an issuance of new Shares. As Beijing Enterprises is the controlling shareholder of Beijing Development, the transactions contemplated under the Agreement also constitute connected transaction for Beijing Development. As a result, the Proposed Transaction is subject to, among other things, approval by the Independent Shareholders at the EGM. In view of the interest of Beijing Enterprises in the Agreement, Beijing Enterprises and its associates will abstain from voting at the EGM in this regard. A circular containing, among other things, (1) information on the Proposed Transaction and the issue of the Consideration Shares; (2) the letter from the independent financial adviser containing its advice to the Independent Board Committee in relation to the Proposed Transaction; (3) the recommendation of the Independent Board Committee to the Shareholders and (4) a notice convening the EGM regarding the aforesaid will be despatched to the Shareholders as soon as practicable. For this purpose, Watterson Asia Limited has been appointed as the independent financial adviser to Beijing Development.

LISTING RULES IMPLICATIONS FOR BEIJING ENTERPRISES

The Proposed Transaction also constitutes a connected transaction for Beijing Enterprises under the Listing Rules as it involves a transaction between Beijing Enterprises and its non-wholly-owned subsidiary (i.e. Beijing Development). Since the directors of Beijing Enterprises consider that the terms of the Proposed Transaction are on normal commercial terms and the total consideration for the Proposed Transaction does not exceed 3% of the book value of the net tangible assets of the Beijing Enterprises Group as disclosed in its latest published audited consolidated accounts, Beijing Enterprises will disclose further details of the Proposed Transaction in its next annual report and accounts in accordance with Rule 14.25(1) of the Listing Rules and Beijing Enterprises is not required to obtain independent shareholder's approval for the Proposed Transaction.

CHANGE IN BEIJING DEVELOPMENT'S SHAREHOLDING STRUCTURE

The following table sets out the change in the shareholding structure of Beijing Development as a result of the allotment and issue of the Consideration Shares:

	Immediately before Completion *(Note 1)*		**Immediately after Completion** *(Note 1)*	
	Shares (approx. '000)	%	*Shares (approx. '000)*	%
IFTL *(Note 2)*	240,675	52.44	275,675	55.81
Illumination Holdings Limited	58,618	12.77	58,618	11.87
Mr. Cao Wei *(Note 3)*	20,947	4.56	20,947	4.24
Mr. Zhong Yuan *(Note 4)*	10,474	2.28	10,474	2.12
Public shareholders	128,267	27.95	128,267	25.96
Total	458,981	100.00	493,981	100.00

Notes:

1. The figures assume that other than the Consideration Shares, no new Shares will be issued or repurchased by Beijing Development after the date of this announcement and up to the date of Completion.
2. IFTL is a direct wholly-owned subsidiary of Beijing Enterprises. It is intended that the Consideration Shares will be issued to IFTL upon Completion.
3. Mr. Cao Wei is the director of Cyber Vantage and BETIT, which are subsidiaries of Beijing Development, his shareholding in Beijing Development is therefore not regarded as part of the public float.
4. Mr. Zhong Yuan is the director of Cyber Vantage, which is a subsidiary of Beijing Development, his shareholding in Beijing Development is therefore not regarded as part of the public float.

LISTING AND DEALING

An application will be made to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

DEFINITIONS

The following words and phrases used in this announcement shall have the following meanings:

"Agreement"	the conditional sale and purchase agreement dated 14 April, 2003, entered into between Beijing Enterprises and Beijing Development for the acquisition by Beijing Development of the entire issued share capital in and the Shareholder's Loan due by Business Net
"associates"	have the meaning as defined in the Listing Rules
"Beijing Bashi"	Beijing Bashi Co., Ltd. (北京巴士股份有限公司)
"Beijing Development"	Beijing Development (Hong Kong) Limited (北京發展(香港)有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange

"Beijing Development Group"	Beijing Development and its subsidiaries
"Beijing Enterprises"	Beijing Enterprises Holdings Limited (北京控股有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and is the controlling shareholder of Beijing Development interested in its 52.44% of issued share capital as at the Latest Practicable Date
"Beijing Enterprises Group"	Beijing Enterprises and its subsidiaries
"Beijing Huaxun"	Beijing Huaxun Group (北京華訊集團), an independent third party not connected with any director, chief executive or substantial shareholder of Beijing Development or Beijing Enterprises or any of their respective subsidiaries or an associate of any of them
"Beijing Mass Transportation"	Beijing Mass Transportation Corporation (北京地鐵運營有限責任公司, formerly known as 北京市地下鐵道總公司), an independent third party not connected with any director, chief executive or substantial shareholder of Beijing Development or Beijing Enterprises or any of their respective subsidiaries or an associate of any of them
"Beijing Public Transportation"	Beijing Public Transportation Corporation (北京市公共交通總公司), an independent third party not connected with any director, chief executive or substantial shareholder of Beijing Development or Beijing Enterprises or any of their respective subsidiaries or an associate of any of them
"BETIT"	Beijing Enterprises Teletron Information Technology Co., Ltd. (北京北控電信通信息技術有限公司), a wholly foreign owned enterprise established in the PRC on 20 February, 2001 and a wholly-owned subsidiary of Cyber Vantage
"BMAC"	Beijing Municipal Administration & Communications Card Co., Ltd. (北京市政交通一卡通有限公司), a sino-foreign equity joint venture company established in the PRC on 23 October, 2000
"BOE Technology"	BOE Technology Group Co., Ltd. (京東方科技集團股份有限公司, formerly known as 北京東方電子集團股份有限公司), an independent third party not connected with any director, chief executive or substantial shareholder of Beijing Development or Beijing Enterprises or any of their respective subsidiaries or an associate of any of them
"Business Day"	any day other than a Saturday, Sunday or a day on which commercial banking institutions in Hong Kong are authorized or obligated by law or executive order to be closed

"Business Net"	Business Net Limited (商網有限公司), a company incorporated in BVI with limited liability on 22 March, 2002
"BVI"	the British Virgin Islands
"Completion"	the completion of the Agreement
"Completion Date"	the date which is 3 Business Days after the date on which all of the conditions set out in the Agreement have been satisfied or waived by Beijing Development (or such later date as Beijing Enterprises and Beijing Development may agree)
"Consideration"	the aggregate consideration of HK$40,000,000 payable by Beijing Development to Beijing Enterprises for the acquisition of the Sale Shares and the Shareholder's Loan
"Consideration Shares"	the aggregate of 35,000,000 new Shares to be allotted and issued to Beijing Enterprises upon Completion
"Cyber Vantage"	Cyber Vantage Group Limited (網絡卓越有限公司), a company incorporated in BVI with limited liability and is wholly-owned by Beijing Development
"Director(s)"	the director(s) of Beijing Development
"EGM"	the extraordinary general meeting of Beijing Development to be convened for approving, amongst other things, the Proposed Transaction and the allotment and issue of the Consideration Shares
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFTL"	Idata Finance Trading Limited is a company incorporated in the British Virgin Islands and a direct wholly-owned subsidiary of Beijing Enterprises
"Independent Board Committee"	independent committee of the board of directors to be appointed by the board of directors of Beijing Development to advise the Independent Shareholders in respect of the Proposed Transaction
"Independent Shareholder(s)"	the Shareholder(s) other than Beijing Enterprises and its associates
"IC Card(s)"	the integrated circuit card(s), which refer(s) to any plastic card with one or more embedded integrated circuit chips that allow data storage, encryption and processing
"Latest Practicable Date"	14 April, 2003, being the latest practicable date before the printing of this announcement for ascertaining certain information contained in this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan
"Proposed Transaction"	the acquisition of the Sale Shares and the Shareholder's Loan by Beijing Development from Beijing Enterprises pursuant to the Agreement
"Sale Shares"	the 100 shares of US$1.00 each in the capital of Business Net, representing the entire issued share capital of Business Net
"Shareholder's Loan"	the loan amounting to RMB19,000,000 (approximately HK$17.92 million) owing by Business Net to Beijing Enterprises in connection with the transfer of 38% of the registered capital of BMAC from Beijing Enterprises to Business Net on 22 November 2002
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of Beijing Development
"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Yikatong"	"Yikatong" (一卡通) is an IC Card which is a contactless multi-purpose electronic payment card
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

By Order of the Board
Beijing Enterprises Holdings Limited
Xiong Da Xin
President

By Order of the Board
Beijing Development (Hong Kong) Limited
Ng Kong Fat, Brian
Managing Director

Hong Kong, 14 April, 2003

In this announcement, for information purpose only, certain amounts in RMB have been translated into HK$ at RMB1 to HK$0.9434. Such translation should not be construed as a representation that the RMB amounts have been, could have been or could be converted into HK$, as the case may be, at this or any other rates or at all.

Please also refer to the published version of this announcement in the ***(South China Morning Post)***